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                             LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                             WWW.LEGALANDCOMPLIANCE.COM

                                                 DIRECT E-MAIL:
                                                 LANTHONY@LEGALANDCOMPLIANCE.COM


                                  July 18, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Michele M. Anderson, Legal Branch Chief

RE:      IELEMENT CORPORATION
         AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2
         FILED JUNE 6, 2006
         FILE NO. 333-131451

         FORM 10-KSB FOR YEAR ENDED MARCH 31, 2005
         FORM 10-QSB FOR THE QUARTERS ENDED JUNE 30,
         SEPTEMBER 30 AND DECEMBER 31, 2005
         FILE NO. 0-29331


Dear Ms. Anderson:

We have electronically filed herewith on behalf of IElement Corporation (the "Registrant") Amendment No. 3 to the above-referenced Registration Statement. In addition, and for your convenience, we are including a complete copy of the submission herewith for your review. The Amendment No. 3 is marked with "R" tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter dated June 19, 2006.

In addition to responding to your specifically numbered changes we have updated sections of Amendment No. 3 where such update was appropriate and applicable. In particular, we have amended and updated the Industry Consolidation section under Regulatory Overview has been updated to reflect the status of the discussed mergers and acquisitions.

Our responses below are numbered in accordance with Ms. Anderson's numbered comments:

1. The SB-2 has been updated to include financial statements and updated information for fiscal year end March 31, 2006.

2. Amendment No. 3 reflects the requested change. In addition, complete list of the shares referred to in Note 4, including the date of issuance, who the shares were to be issued to, and have since been issued to, the reason for the issuance, number of shares and dollar value of such issuance is as follows:


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Securities and Exchange Commission
Division of Corporation Finance
July 18, 2006
Page 2


Date        Payee                         Reason                    Shares             Amount
----        -----                         ------                    ------             ------
 8/12/2005  Tim Dean Smith                Debt Repayment               80,000          $4,000.00
 8/12/2005  Susan Walton                  Debt Repayment              400,000         $20,000.00
 8/12/2005  Tim Dean Smith                Debt Repayment            1,600,000         $80,000.00
 8/12/2005  Jeremy Dean Smith             Debt Repayment            1,800,000         $90,000.00
 8/12/2005  Dolphin Capital               Debt Repayment            2,900,000        $145,000.00
 8/16/2005  Duane Morris, LLP             Settlement                  880,000         $44,000.00
 8/17/2005  Michael Bloch                 Private Placement         2,000,000         $70,000.00
 8/29/2005  Isaac de la Pena              Debt Repayment              150,000          $7,500.00
 8/29/2005  Johnathan Lowenthal           Private Placement           500,000         $17,500.00
 8/31/2005  Palladian Advisors            Settlement                2,500,000        $100,000.00
 9/12/2005  Wayne Schoenmakers            Private Placement           100,000          $3,500.00
 9/13/2005  Thomas Barrett                Private Placement           200,000          $7,000.00
 9/19/2005  William Goatley               Private Placement           250,000          $8,750.00
 9/26/2005  Robert Gillman                Private Placement           500,000         $17,500.00
 9/28/2005  Timothy Broder                Private Placement           500,000         $17,500.00
 9/30/2005  Thomas Piscula                Private Placement           500,000         $17,500.00
 10/3/2005  ROBERT ROWLEY                 Private Placement           500,000         $17,500.00
 10/4/2005  John Niedfelt                 Private Placement           200,000          $7,000.00
 10/4/2005  Jerome Niedfelt               Private Placement           300,000         $10,500.00
 10/4/2005  Michael Melson                Private Placement           500,000         $17,500.00
 10/4/2005  Raymond Dunwoodie             Private Placement           500,000         $17,500.00
 10/4/2005  Fred Matulka                  Private Placement           500,000         $17,500.00
 10/7/2005  Oscar Greene                  Private Placement           500,000         $17,500.00
10/11/2005  Kenneth Meyer                 Private Placement         1,000,000         $35,000.00
10/14/2005  William Cail                  Private Placement            25,000            $875.00
10/14/2005  Trey Investments              Private Placement           150,000          $5,250.00
10/18/2005  Richard Crose                 Private Placement           500,000         $17,500.00
10/27/2005  Frank Davis                   Private Placement           200,000          $7,000.00
 11/1/2005  Global Equity Trading         Private Placement           500,000         $17,500.00
11/16/2005  Holger Pfeiffer               Private Placement           250,000          $8,750.00
11/18/2005  Calder Capital                Private Placement           500,000         $17,500.00
11/21/2005  Bellano Family Trust          Private Placement           300,000         $10,500.00
 12/1/2005  Brett Jensen                  Employee Comensation        200,000          $7,000.00
 12/1/2005  JEFF WILSON                   Employee Comensation        714,286         $25,000.00
 12/2/2005  Marianne Issels               Private Placement           250,000          $8,750.00
 12/5/2005  Robert Flaster                Private Placement           200,000          $7,000.00
 12/5/2005  Ulrich Nusser                 Private Placement           250,000          $8,750.00
 12/6/2005  William Harner                Private Placement           150,000          $5,250.00
 12/6/2005  Sat Paul Dewan                Private Placement           300,000         $10,500.00
 12/6/2005  Annette Bohmer                Private Placement           500,000         $17,500.00
 12/7/2005  Robert Smith                  Private Placement           300,000         $10,500.00
 12/8/2005  Thomas Weis                   Private Placement           250,000          $8,750.00
 12/9/2005  Laurence B. Straus            Private Placement           300,000         $10,500.00
 12/9/2005  Jurgen Popp                   Private Placement         1,500,000         $52,500.00
12/12/2005  Stefan Muller                 Private Placement           500,000         $17,500.00
12/12/2005  Veronica Kristi Prenn         Private Placement         1,500,000         $52,500.00
12/13/2005  Global Equity Trading         Private Placement         2,000,000         $70,000.00
12/14/2005  AK Asset Management           Private Placement         1,000,000         $35,000.00
12/15/2005  Stefan Muller                 Consulting Payment        1,000,000         $60,000.00
12/15/2005  Jurgen Popp                   Consulting Payment        1,000,000         $60,000.00
12/15/2005  Glenn Jensen                  Private Placement         3,000,000        $105,000.00
12/16/2005  Clarence Keck                 Private Placement           150,000          $5,250.00
12/16/2005  Benjamin Eichholz             Private Placement         1,500,000         $52,500.00
12/16/2005  Ryan Cornelius                Private Placement         1,500,000         $52,500.00
12/19/2005  Christiane Loberbauer         Private Placement           250,000          $8,750.00
12/19/2005  Fred Schmitz                  Private Placement         5,000,000        $175,000.00
12/20/2005  Jorn Follmer                  Private Placement           500,000         $17,500.00
12/23/2005  Matthias Graeve               Private Placement           250,000          $8,750.00
12/23/2005  Hendrik Paulus                Private Placement           500,000         $17,500.00
12/27/2005  Donald Kennedy                Consulting Payment           20,000          $1,000.00
12/27/2005  John Fox                      Consulting Payment          100,000          $5,000.00
12/27/2005  Film & Music Entertainment    Private Placement         1,000,000         $35,000.00
12/27/2005  Gerd Weger                    Private Placement        10,000,000        $350,000.00
12/28/2005  General Research GmbH         Private Placement           500,000         $17,500.00
12/30/2005  Vista Capital                 Consulting Payment        1,000,000         $70,000.00
12/30/2005  Vittorio Boeri                Private Placement           500,000         $17,500.00
12/30/2005  Red Giant Productions         Private Placement           500,000         $17,500.00


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Securities and Exchange Commission
Division of Corporation Finance
July 18, 2006
Page 3

3. The 168,680 shares were issued to Quality Sound Communications on March 8, 2006. In addition, the Selling Stockholder table has been amended to reflect that Quality Sound beneficially owns 1,795,210 of which 1,626,530 are included in the offering. Amendment No. 3 reflects this change.

4. On March 1, 2003. Lance Stovall was the sole IElement shareholder and he owned the one share outstanding on that date (split adjusted, the Company financial statements now reflect 4 shares). Mr. Stovall also owned 500 shares of ICCC reflecting well below 1%.

On March 1, 2003 the ICCC shareholders were (those with over a 5% stake are noted): Kramerica Corp. (65%) Hugh Fagan Aaron Zweig Richard & Heather Zweig Vivienne Infante Michael Koerner David Nolan Eric Trimble Chet Zalesky March Enterprises Terry Byrne (6%) Barry Brault (7%) Jerry Graham Alex Ponnath (7%) Jeffery Brault Robert Zweig Derrick Stilwell Blake Martensen Chris Zamora Lance Stovall Bill & Debra Chase Andrew Goodman Peter Walther Heather Walther Mark Addy Seanne McLay Albert Marerro Michael O'Reilly Sean Duncan Alex Nelson Shanna Hunter McLain Martensen

        Because ICCC and IElement did not have common shareholders, the Company is not required to account for the transaction under paragraphs 11-13 of Appendix D of SFAS 141. Since IElement did not have separate business operations at the time of the transaction and ICCC shareholders received a majority of the shares of the combined entity, the Company has restated its financials to account for the transaction as a recapitalization with no fair value, goodwill or customer list adjustments.

5. In restating the Company's financials to show the transaction with ICCC as a recapitalization, the Company has revised the date of the share exchange to coincide with both the asset transfer/liability assumption and the date on which ICCC and IElement shareholders agreed to the recapitalization and affected the transfer of assets, liabilities and shares. March 1, 2003 is the correct date to recognize the transaction according to FAS 141, paragraph 48.

6. The supplemental disclosure of noncash activities has been updated to include the assumption of accounts payable and accrued liabilities and the acquisition of fixed assets from the March 31, 2003 ICCC transaction.

7. Amendment No. 3 reflects the requested change.

8. Revenue and Cost Recognition on Page F-13 has been amended to address the credibility of the customers in greater detail.

9. The option table on page 30 of the amendment filed 6-7-06 included option grants in calendar year 2005. The Company granted no options during the fiscal year ended 3-31-05. This table has been updated to include all option grants for the year ended 3-31-06. No options or warrants have been included in calculating the net loss per share of common stock because including options and warrants would be anti-dilutive and reduce the Company's net loss per share of common stock.

10. Amendment No. 3 reflects the requested change.

11. Amendment No. 3 reflects the requested change.

12. Amendment No. 3 reflects the requested change.

13. Amendment No. 3 reflects the requested change. The Statement of Cash Flows has been updated to present bad debt expense separately from (increase) decrease in accounts receivable.

14. Amendment No. 3 reflects the requested change.

15. Amendment No. 3 reflects the requested change.

16. IElement shall file amended Form 10-KSBA for the year ended March 31, 2005 and amended Forms 10-QSBA for the quarters ended June 30, September 30 and December 31, 2005 as soon hereafter as can reasonably be completed and expects to make such filings within 10 days. In addition, IElement shall also file an amended 10KSB for the year ended March 31, 2006 to reflect the restated financial statements contained in Amendment No. 3.


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Securities and Exchange Commission
Division of Corporation Finance
July 18, 2006
Page 4

17. IElement shall file amended Form 10-KSBA for the year ended March 31, 2005 and amended Forms 10-QSBA for the quarters ended June 30, September 30 and December 31, 2005 as soon hereafter as can reasonably be completed and expects to make such filings within 10 days. In addition, IElement shall also file an amended 10KSB for the year ended March 31, 2006 to reflect the restated financial statements contained in Amendment No. 3.

18. IElement shall file the requested Form 8-K.


We look forward to your comments on Amendment No. 3 and the foregoing responses.


Legal & Compliance, LLC

By: /s/ Laura Anthony
    --------------------------------
    Laura Anthony, Esq.